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                      STONE ARCADE ACQUISITION CORPORATION
                       c/o Stone-Kaplan Investments, LLC
                        One Northfield Plaza, Suite 480
                              Northfield, IL 60093

                                                        July 27, 2005

John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Stone Arcade Acquisition Corporation (the "Company")
       Registration Statement on Form S-1
       (File No. 333-124601) (the "Registration Statement")
       ----------------------------------------------------

Dear Mr. Reynolds:

     In connection with the Company's request for acceleration of the Registration Statement, the Company hereby acknowledges that:

     o Should the Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

     o The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     o The Company may not assert the actions of the Commission referred to above as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                  Very truly yours,

                                                  STONE ARCADE ACQUISITION
                                                  CORPORATION



                                                  By:    /s/ Matthew Kaplan
                                                      -------------------------
                                                  Name:  Matthew Kaplan
                                                  Title: President